SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

Table of Documents Filed

Page
1.	Press release entitled, “ORIX Joins Forces with US Investment Bank” made public on October 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 31, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

October 31, 2005

FOR IMMEDIATE RELEASE

Contact Information:

Les Hoy

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

ORIX Joins Forces with US Investment Bank

TOKYO, Japan—October 31, 2005—ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that its board of directors has approved an agreement to establish and become the majority shareholder of a holding company that will own the business of Houlihan Lokey Howard & Zukin, Inc. (Houlihan Lokey), an international investment bank, and the assets and operations of the Corporate Finance Group of ORIX’s wholly-owned subsidiary ORIX USA Corporation.

The two companies joined forces after confirming the opportunities to leverage each other’s strengths to grow ORIX USA’s corporate finance activities and expand the investment banking business of Houlihan Lokey, both in the United States and internationally.

Yoshihiko Miyauchi, CEO of ORIX, said, “This combination marks one more milestone in our dynamic evolution in financial services and highlights our long-term strategy of expanding our operations in the United States. We hope to both accelerate the growth in our existing operations and capitalize on Houlihan Lokey’s expertise to pursue investment banking opportunities in the US and other parts of the world.”

Commenting on the transaction, Jeffrey Werbalowsky, Co-Chief Executive Officer of Houlihan Lokey said, “We are excited to leverage the impressive international infrastructure of ORIX to expand our investment banking, financial restructuring, and valuation product lines internationally, and particularly in Asia. We look forward to now having additional financial resources and expertise to offer our clients around the world.” Scott Beiser, Houlihan Lokey’s other Co-Chief Executive Officer added, “In addition to accelerating the international expansion of our three advisory businesses, we will be in a unique position to grow the business of the Corporate Finance Group by extending a variety of financing alternatives to US businesses.”

A new holding company will be established to own the two entities; it will initially have over $500 million in equity and total assets of approximately $2.5 billion. ORIX USA will own approximately 70% of the new holding company, with Houlihan Lokey’s current shareholders owning the remaining 30% share. The two businesses in the new entity will continue to operate independently under their respective brand names: Houlihan Lokey Howard & Zukin for the investment banking business and the ORIX USA Corporate Finance Group for the corporate finance business. The combined enterprise will have approximately 800 employees and operate from 10 locations in the United States and Europe when it expects to begin operations in the first quarter of 2006.

About ORIX Corporation

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more information, please visit our website at: www.orix.co.jp/grp/index_e.htm.

About ORIX USA Corporation and the Corporate Finance Group

ORIX USA Corporation is a diversified commercial financial services company. The Corporate Finance business of ORIX USA provides senior secured, unsecured, mezzanine, equipment leasing and structured loan credit products to companies throughout the United States and Canada. ORIX USA is headquartered in Dallas, Texas, with over 500 employees and principal offices in New York, Chicago and Atlanta with representatives in locations spanning the US. For more information, please visit OUC’s website at: www.orix.com.

About Houlihan Lokey Howard & Zukin

Houlihan Lokey Howard & Zukin, an international investment bank established in 1970, provides a wide range of services, including mergers and acquisitions, financing, financial opinions and advisory services, and financial restructuring. Houlihan Lokey has ranked among the top 20 M&A advisors in the U.S. for the past 13 years, has been the No. 1 provider of M&A fairness opinions for the past five years, and has one of the largest financial restructuring practices of any investment bank in the world.* The firm has over 700 employees in ten offices in the United States and Europe. It annually serves more than 1,000 clients ranging from closely held companies to Global 500 corporations. For more information, please visit Houlihan Lokey’s Web site at www.hlhz.com.

*	Sources: Thomson Financial Securities Data, Mergers & Acquisitions Journal, The Deal.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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